Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	FEBRUARY 28 (29),
	2003	2004	2005	2006	2007

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(43,620)	$4,323	$(64,937)	$(38,849)	$6,266
Add:
Fixed charges	114,631	73,925	51,094	82,347	54,802
Amortization of capitalized interest	74	74	74	74	74
Less:
Capitalized interest	—	—	—	—	—
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984

Earnings	$62,101	$69,338	$(22,753)	$34,588	$52,158

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$103,459	$62,590	$39,690	$70,586	$43,160
Capitalized interest	—	—	—	—	—
Portion of rents representative of the interest factor	2,188	2,351	2,420	2,777	2,658
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984

Fixed Charges	$114,631	$73,925	$51,094	$82,347	$54,802

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A

Deficiency	$52,530	$4,587	$73,847	$47,759	$2,644